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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

                       BROOKDALE LIVING COMMUNITIES, INC.
                              (Name of the Issuer)

                       BROOKDALE LIVING COMMUNITIES, INC.
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   112462 10 6
                     (CUSIP Number of Class of Securities)

                               -------------------

                                 Mark J. Schulte
               Chairman of the Board and Chief Executive Officer
                       Brookdale Living Communities, Inc.
                       330 North Wabash Avenue, Suite 1400
                             Chicago, Illinois 60611
                         Telephone Number (312) 977-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statement)

                               -------------------

                                    Copy to:

                              Brian T. Black, Esq.
                                Winston & Strawn
                              35 West Wacker Drive
                             Chicago Illinois 60601
                                 (312) 558-5600

This statement is filed in connection with (check the appropriate box):
a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [X] A tender offer.
d. [ ] None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]



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                                  INTRODUCTION

         This Amendment No. 1 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Brookdale Living Communities, Inc., a Delaware corporation (the "Company"), on September 6, 2000, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the tender offer by Fortress Brookdale Acquisition LLC to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company for $15.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2000, as amended (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9, dated August 1, 2000, as amended (the "Schedule 14D-9"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Offer to Purchase.


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ITEM 16. EXHIBITS.


         (c)(2) Materials presented by Merrill Lynch to the Independent Committee on May 10, 2000 (dated May 8, 2000) as described in the Schedule 14D-9.

         (c)(3) Materials presented by Merrill Lynch to the Independent Committee on May 19, 2000 as described in the Schedule 14D-9.

         (c)(4) Materials presented by Merrill Lynch to the Independent Committee on June 5, 2000 as described in the Schedule 14D-9.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BROOKDALE LIVING COMMUNITIES, INC.


                                          By: /s/ Robert J. Rudnik
                                              ----------------------------------
                                          Name:   Robert J. Rudnik
                                          Title:  Executive Vice President,
                                                  General Counsel and Secretary




Dated:  September 7, 2000